

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 20, 2013

Via E-mail
Mr. Douglas H. Bowers
President and Chief Executive Officer
Square 1 Financial, Inc.
406 Blackwell Street, Suite 240
Durham, North Carolina 27701

Re: **Square 1 Financial, Inc.**
        Confidential Draft Registration Statement on Form S-1
        Submitted November 26, 2013
        File No. 377-00377

Dear Mr. Bowers:

        We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form S-1 DRS

General

1. Please complete the many blanks in the document including those in the following sections:
    * cover page;
    * Summary, page 1; and
    * Principal and selling shareholders, page 90.

2. Revise to add a section required by Item 505 of Regulation S-K. In this regard, add the item to the Table of Contents and include in the front part of the Prospectus.

3. Noting the Selling Shareholder section on page 90, revise the heading on the cover page of the Prospectus to provide how many shares will be offered by selling shareholders and how many by the Company. Provide similar disclosures relating to the over-allotment option.

4. Please note the requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next amendment.

About this Prospectus, page i

5. Revise to delete the fifth sentence of the first paragraph and the first two sentences of the fourth paragraph or, advise the staff of the basis and/or specific rules for having such statements.

Implications of Being an Emerging Growth Company, page i

6. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:
   - supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications; and
   - supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 1
Overview, page 1

7. Please revise the first paragraph of the section entitled "Overview" to identify the material differences between a "venture bank" as you define yourself and other banks, including, but not limited to, the terms and amounts of your loans, your underwriting standards and the forms of collateral you accept. In addition, revise to disclose whether you take any equity interests in your customers/borrowers.

Balance Sheet Strength, page 1

8. Please revise the first paragraph as follows:
    - revise your statement that "many" of your customers "hold high cash balances" with you to quantify the percentage of your deposits that are from your borrowers;
    - disclose the percentage of your loan portfolio that is secured and the typical forms of security as well as the role of guarantees; and
    - discuss any arrangements or understandings between you and venture firms or other persons that make deposits with you relating to your lending money to entities in which they have made or plan to make investments.

A Specialized Market, page 2

9. Please revise the first paragraph as follows:
    - identify the "the extensive controls" that you state you have but most banks do not have to make loans to borrowers that do not have either revenue or an established product; and
    - estimate the percentage of the amount of your loans that are to borrowers that are seed/start up, early stage, expansion stage and late stage emerging companies.

10. Please revise the second paragraph as follows:
    - explain the basis for your statement that there are a "limited number of financial institutions and specialty lending companies" serving entrepreneurial companies and venture firms;
    - identify the "substantial barriers to entry";
    - explain in detail the "unique banking model" to which you refer; and
    - reconcile your claims of "our unique position" with your statements in the last risk factor on page 15 that you compete with "other banks and specialty and diversified financial service companies and venture debt funds, many of which are larger than us" and statements on page 39 regarding the many competitors for deposits.

The Offering, page 8

11. Revise to add a third line item "Common Shares Outstanding after completion of the offering assuming all outstanding convertible/exercisable securities are converted into Class A Shares ". Include the shares excluded below as well as the Class B shares and any other outstanding instruments that are convertible/ exercisable into Class A shares.

12. Revise to provide a breakdown of the trust preferred outstanding into principal and accrued interest outstanding.

Risk Factors, page 13
Risks Relating to the Offering, page 20

13. Please add a risk factor addressing the risks relating to the control of your company
exercised by five funds that are the beneficial owners of more than half of your
common stock and have their employees serving as four of your twelve directors as
direct representatives of the funds.

Business, page 29

14. Please revise the section entitled "Overview" as follows:
- revise the second paragraph to explain how you "focus on venture firms" and
explain your relationship with them;
- revise the third paragraph to disclose more detail regarding your acquisition
including the purchase price;
- revise the fourth paragraph to explain the basis for your claim of "double digit
growth since our formation" since we note several years in which net income was
negative; and
- reconcile your claim that there are a "limited number of competitors that focus
solely on the entrepreneurial and venture markets" with your statements in the last
risk factor on page 15.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates
Allowance for Loan Losses, page 45

15. We note you use a loan loss migration statistical model to forecast losses for the loan
portfolio, which is calculated using loss history over the trailing six month period,
over the trailing twelve month period, and since the bank's inception in 2005. Please
tell us, and revise your next amendment, to provide additional disclosure as to how
you apply these three methodologies, and if you adjust the overall weighting to more
heavily weight certain time periods. Please also disclose whether this methodology is
consistently employed for each loan category.

Executive Overview of Recent Financial Performance, page 49

16. As required by Item 303(a) and Release No. 33-8350, please revise this section to
include discussion and analysis of known trends, events, demands, commitments and
uncertainties that are reasonably likely to have a material effect on your financial
condition and results of operations. Given the relatively large percentage of your

assets that are investments, please analyze the effects, if any, of the Volker Rule on you.

2011 vs. 2010, page 58

17. Noting your disclosure regarding losses on non-agency mortgage-backed securities and the write-down of $6.8M to help address future losses, please revise here and in the footnotes to the financial statements to disclose how addressing future losses through the write down was identified and measured and how that process was considered in considering fair value at the balance sheet dates.

Investments Securities, page 66

18. Please revise to provide a discussion of the characteristics of the loans underlying your non-agency mortgage-backed securities, including who issued them, the nature of the underlying loans (e.g. first liens, HELCO) and their credit quality characteristics (e.g. conforming, non-conforming, sub-prime). Also, discuss how you monitor the risks associated with them considering the nature of the underlying loans.

19. Please revise to provide an expanded discussion of the nature of your asset backed securities, included identification of the issuers, the nature of the underlying assets and how you monitor the underlying credit quality.

Equity Warrant Assets, page 67

20. Revise to provide an expanded discussion of the circumstances under which you obtain warrants, including whether you only receive warrants for loan commitments and not in lieu of fees, interest or delinquent payments. In addition, explain here or elsewhere how they are initially valued and how much of the $5.2 million is held in warrants for not publicly traded companies

Management, page 78
Board of Directors, page 78

21. Please revise the second paragraph to disclose whether shareholders have approved each appointment of the five representatives of the five major shareholders. Explain the legal authority for the appointment by reference to your By-Laws or Articles of Incorporation.

Corporate Governance Principles and Board Matters, page 81

22. Please revise to comply with Item 11(n) of Form S-1 and Item 407 of Regulation S-K including but not limited to Item 407 (b).

Certain Relationships and Related Party Transactions, page 97

23. Please reconcile your descriptions on pages 97 and 98 of your private placements of securities with the five funds with the Form D you filed dated November 27, 2012 which states the offering amount was $778,250 and the Form D you filed dated December 19, 2012 which states the offering amount was $1,843,985. In addition, consistent with Item 404(a), please revise the section to disclose the information required by Item 701 (a) through (d) for each transaction/issuance.

24. Please provide disclosure required by Item 404(a) regarding the "other financial services related transactions" with related persons disclosed on page 99.

Notes to Consolidated Financial Statements

General

25. Please revise the footnotes to provide increased transparency around the warrants you hold and the stage at which you recognize income from them. Realizing the number of warrants you hold, it may be pertinent to consider summary information by industry or funding stage and to include more detailed information of the warrants for which income was recognized and on which fair value marks were recorded.

26. Please revise to disclose the total amount of warrants exercised to date, where the related securities are recorded and to include related fair value disclosures.

Note 2. Summary of Significant Accounting Policies

General

27. Please revise to clarify the specific nature of the loan documentation fees and the basis for recognizing them as received. Refer to ASC 310-20.

Troubled Debt Restructurings ("TDRs"), F-11

28. We note your disclosure that certain TDRs arise from the modification of a loan where the Bank has granted a concession, for other than an insignificant period of

time. In your next amendment, please define an "insignificant period of time", describe the types of short-term modifications performed, and explain your rationale for not classifying them as TDRs. Also, please quantify the number and dollar amount of short-term modifications performed in the periods presented not classified as TDRs.

Income Recognition on Impaired and Nonaccrual Loans, page F-11

29. Please revise to clarify the statement that interest income may be recognized on a cash basis when there is an expectation that the recorded balance of a non-accrual loan will be collected. Specifically, disclose on what you base that expectation and at what stage of delinquency the loan is when that determination is made.

Foreclosed Assets, page F-11

30. Please revise to disclose the basis for including foreclosure costs in the recorded investment for foreclosed assets.

Earnings Per Share, page F-14

31. Please revise to provide the disclosure required by ASC 260-10-50.

Note 4. Loans and Allowances for Loan Losses, page F-19

32. We note your disclosure on page 71 of non-performing loans by stage and believe that similar disclosure on a portfolio basis may provide an investor additional insight into the credit risks therein. Please revise accordingly.

33. We note your statement on page 40 that the primary repayment source for early stage companies is the venture investment round held in deposit accounts with you. Please revise to disclose the amount of those deposits in total dollars or as a percentage of total early stage loans. Clarify if there are minimum balance requirements or withdrawal restrictions on those funds. To the extent practicable, provide similar collateral disclosures for loans in other stages.

Troubled Debt Restructurings, page F-25

34. Please revise to include the disclosures required by ASC 310-10-50 and in the format presented therein.

Mr. Douglas H. Bowers
Square 1 Financial, Inc.
December 20, 2013
Page 8

Note 17. Fair Value of Financial Instruments, F-32

35. Please revise your next amendment to disclose the information required by paragraph
820-10-50-2(b), (bb), and (h) for each class of assets and liabilities not measured at
fair value in the statement of financial position but for which the fair value is
disclosed. Refer to ASC 820-10-50-2E.

        If you intend to respond to these comments with an amended draft registration
statement, please submit it and any associated correspondence in accordance with the
guidance we provide in the Division's October 11, 2012 announcement on the SEC
website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in
accordance with our December 1, 2011 policy
(http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If
you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of
information in the correspondence you submit on EDGAR, please properly mark that
information in each of your confidential submissions to us so we do not repeat or refer to
that information in our comment letters to you.

        You may contact David Irving at (202) 551-3321 or Paul Cline at (202) 551-3851
if you have questions regarding comments on the financial statements and related
matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434
with any other questions.

                                        Sincerely,

                                        /s/ Michael R. Clampitt

                                        Michael R. Clampitt
                                        Senior Attorney